

determination
purpose   serving   inclusion   investing   social
tirelessly   attentive   celebrations   generations   importance   growth   lifetime
success   adapt   bond   commitment   efforts   trust   equality
rewarding   relationships

COMMUNITY

welcoming   opportunities
cooperation   dedicated   harmony   progress   togetherness   changes   neighborhood   meaningful
teamwork   communication   transparent   love   vibrant   charitable   beneficial   strong
excitement   grace   purpose   generational   encouraging
philanthropy   diversity   understanding

2022 ANNUAL REPORT

F1RST FINANCIAL BANKSHARES, INC.™

FIRST FINANCIAL PAVING A PATH TO THE FUTURE

"BEST OF DEAF SMITH COUNTY"
-2022 Readers' Choice-

BEST BANK
BEST CUP OF COFFEE
1ST PLACE BEST TELLER: HOPE MARTINEZ
2ND PLACE BEST TELLER: REINA BACA
3RD PLACE BEST TELLER: SAMANTHA ALEJANDRE

FIRST FINANCIAL BANK
MEMBER FDIC

"BEST OF ERATH COUNTY"
-2022 Readers' Choice-

BEST BANK
BEST MORTGAGE COMPANY
BEST LOAN OFFICER: TREY HAGGARD

FIRST FINANCIAL MORTGAGE | FIRST FINANCIAL BANK

"BEST OF SAN ANGELO"
-2022 Readers' Choice

1ST PLACE - BEST BANK!
TOP RANKED: BEST LOAN OFFICER, BEST MORTGAGE LENDING, AND BEST CUSTOMER SERVICE

FIRST FINANCIAL MORTGAGE | FIRST FINANCIAL BANK
MEMBER FDIC

BLAZING BOOT AWARD
- Stephenville Chamber of Commerce -

First Financial Bank Stephenville has been awarded the Blazing Boot by the Stephenville Chamber of Commerce. This award recognizes the Bank's community involvement and is a direct result of the Region's dedication to excellence.

Congratulations!

FIRST FINANCIAL BANK

"THE 400 MOST INFLUENTIAL PEOPLE IN FORT WORTH"
- Fort Worth, Inc.

Please join us in congratulating First Financial Board Members Matt Morris, Susan Gruppi, Vianei Lopez Braun, and Larry Anfin on being named among Fort Worth's 400 most influential people.



Matt Morris, HUB Fort Worth/ Gus Bates Area, First Financial Bank, Fort Worth
Susan Gruppi, M2G Ventures, First Financial Bank, Fort Worth
Vianei Lopez Braun, Decker Jones, PC, First Financial Bankshares
Larry Anfin, K&L Enterprises, Inc., First Financial Bank, Fort Worth



Voted BEST BANK in the Brazos Valley

The Eagle Readers' Choice '22 award WINNER

FIRST FINANCIAL BANK
MEMBER FDIC



TOP ORIGINATORS
-By Scotsman Guide-
FIRST FINANCIAL MORTGAGE

Voted BEST FINANCIAL INSTITUTION in Keller for the SEVENTH TIME

living MAGAZINE — best of — KELLER READERS' CHOICE 2022

FIRST FINANCIAL BANK
MEMBER FDIC

#2 Bank in the Nation

FIRST FINANCIAL BANK
MEMBER FDIC

AMERICA'S BEST BANKS | Forbes 2023

"BEST OF MONTGOMERY"
- MONTGOMERY AREA CHAMBER OF COMMERCE -

VOTED BUSINESS OF THE YEAR

FIRST FINANCIAL BANK

F. Scott Dueser honored by the Abilene Citywide Ushers for his longtime support of their annual dinner



CONGRATULATIONS, SCOTT!

FIRST FINANCIAL BANK

"BEST OF ABILENE"
- Abilene Reporter News -

VOTED BEST BANK

FIRST FINANCIAL BANK

F. Scott Dueser honored by Sacred Heart Catholic Church for chairing the campaign to build a new parish hall



CONGRATULATIONS, SCOTT!

FIRST FINANCIAL BANK

"BEST OF SWEETWATER"
- Sweetwater Reporter News -

VOTED BEST BANK

FIRST FINANCIAL BANK

Voted TOPS IN TARRANT COUNTY for the NINTH TIME



SOCIETY LIFE TOPS IN TARRANT 2023

FIRST FINANCIAL BANK
MEMBER FDIC

Congratulations!

Ron Butler
EVP/CAO, First Financial Bankshares
Chairman & CEO, First Financial Bank, Abilene Region

2023 Honoree
Texas Bankers Hall of Fame



FIRST FINANCIAL BANK

Congratulations, Johnny Trotter! Harry Holt Award Winner

Presented by West Texas Rehab Center to a person in the agriculture industry who has supported the organization and led by example.



FIRST FINANCIAL BANK
MEMBER FDIC

2022 CUTCO/VECTOR DISTINGUISHED MARKETING EDUCATOR
- ACADEMY OF MARKETING SCIENCE -



- DR. ELI JONES
FIRST FINANCIAL BANKSHARES AND FIRST FINANCIAL BANK BRYAN/COLLEGE STATION BOARDS

FIRST FINANCIAL BANK

A LETTER TO OUR SHAREHOLDERS



Throughout the years, the Bank has always adhered to the philosophy that we are only as successful as the communities we serve. To become a better bank, we strive to improve the quality of life in each of the communities in our footprint. Besides providing the latest in financial services, we serve on local nonprofit and church boards, volunteer our time and help to raise money. The work our team does every day amazes me. We spotlight their efforts with our annual Day of Service, which last year took place on October 10th, the Columbus Day holiday. On that occasion, we had 1,056 employees serve 80 agencies and organizations across Texas. We design our banking products and services to serve all neighborhoods, from the lowest- to the highest-income. Please see the comments from customers that we've included in this year's annual report, many of whom we helped to start their businesses and worked with as they became successful entrepreneurs (see pages 11 and 18). I am especially proud of our ongoing contributions in the low-income neighborhoods where we teach classes in financial literacy, home buying and fraud prevention. We also offer classes in how to utilize our products and services, such as our very competitive free checking, savings, affordable home loan, and ITIN (Individual Taxpayer Identification Number) programs. Education and home ownership are two of the best ways to start someone on the path to better financial stability, and we want to be involved in that journey.

Within our company, we hire applicants from low-income families, train them for specific jobs and nurture them as they take steps toward new careers with higher income. These actions are all part of our mission of making a difference in people's lives. One difference maker in our company is Marcus Morris, President of the Fort Worth region. Marcus has done very impressive work in building relationships with developers, builders, realtors and nonprofit organizations in the Stop Six area of Fort Worth. Through his efforts, we are helping to redevelop this low-income area. And because of his demonstrated leadership and commitment to improving his community, Marcus has been selected to receive the Walter Johnson Award, which is the highest award the Bank gives to an employee (see page 10).

RECOGNITION

In February 2023, Forbes magazine named First Financial Bankshares, Inc. the number two bank in the country out of the 100 largest publicly traded U.S. banks and thrifts (https://www.forbes.com/lists/americas-best-banks/?sh=63638fd8c0de). Forbes's ranking is based on nine metrics measuring the banks' growth, credit quality and profitability. But this is only the latest recognition we have received. The Bank, our Regions and our people earned many other awards through the year (see pages 2 and 3).

FINANCIAL RESULTS

Last year marked our 36th consecutive year of increased earnings. Net income for 2022 grew 3.04 percent to $234.5 million from $227.6 million in 2021. We were very pleased with this increase since we had four distinct hurdles totaling $63.3 million to get over during 2022.

The first was a $24.9 million decrease in PPP (Paycheck Protection Program) loan origination fees. The second was an $18.6 million increase in the provision for credit losses. Third was a $14.2 million decrease in mortgage revenue, and the fourth was a $5.6 million decrease in debit card revenue because of the Durbin Amendment. (The Amendment, passed by Congress in 2010 as part of the Dodd-Frank financial reform legislation, requires the Federal Reserve to limit the fees charged to retailers for processing debit cards; however, our company only became subject to it on July 1, 2022.) Despite these hurdles, we were still able to increase net income for the year. Diluted earnings per share for 2022 rose to $1.64 from $1.59 in 2021.

The Federal Reserve's fast and robust interest rate increases certainly made 2022 a challenging year for our net interest margin, which on a tax-equivalent basis decreased to 3.29 percent from 3.40 percent for 2021. (The net interest margin is a key profitability metric that expresses net interest income on a tax-equivalent basis as a percentage of average interest-earning assets.)

The provision for credit losses, including provisions for unfunded commitments, was $17.5 million for 2022, which was up from a reversal of $1.1 million in 2021. This large increase was due primarily to a $1 billion increase in our loan portfolio. Nonperforming assets as a percentage of loans and foreclosed assets totaled 0.38 percent at December 31, 2022, compared with 0.63 percent at December 31, 2021. Classified loans totaled $150.7 million at year-end 2022 compared with $161.2 million a year earlier.

Noninterest income declined 7.4 percent to $131.7 million from $142.2 million in 2021. The decrease was due primarily to declines of $14.2 million in real estate mortgage fees and of $5.6 million in debit card income, offset by an increase of $3.9 million in trust income and of $3.4 million in service charges. Noninterest expenses declined 2.9 percent to $234.8 million from $241.7 million. This decrease was due primarily to a reduction of $4.9 million in salaries and incentives for our mortgage lenders, and a reduction of $5.9 million in profit sharing expense.

We again outperformed our peer group of banks on several key financial metrics. Our return on average assets was 1.76 percent compared to 1.10 percent for our peers. Return on average equity was 16.72 percent versus our peers' 11.02 percent. Our efficiency ratio, which expresses expenses as a proportion of tax-equivalent revenues, improved last year by declining to 43.30 percent; our peers' average came in at a much higher 57.55 percent .

Expansion of our balance sheet last year was totally from organic growth, as we did not make an acquisition. Total loans at year-end 2022 increased 18.9 percent to $6.5 billion from $5.4 billion at the end of 2021. Total deposits grew 4.2 percent to $11.0 billion from $10.6 in 2021. Consolidated assets at year-end 2022 declined $128.4 million (or 1.0 percent) because of $677.5 million (pretax) of unrealized losses on investment securities reflected in the shareholders' equity section of our balance sheet.

First Financial Trust & Asset Management again delivered solid results, which were fueled by a one-billion-dollar growth in the book value of trust assets and higher oil and gas fee income. Total trust assets under management at year-end reached a book value of $6.9 billion, a 17.8 percent increase from $5.9 billion at the end of 2021.

The market value of the trust assets totaled $8.8 billion, up from $8.7 billion at year-end 2021. Total trust fee income for 2022 grew as well—to $40.0 million from $36.1 million—a 10.7 percent gain. The trust company's net after-tax earnings increased 17.7 percent to $20.9 million from $17.7 million.

REAL ESTATE ACTIVITIES

In October 2022, First Financial Bank's Bryan/College Station Region purchased a 1.69-acre site adjacent to its existing branch at 1622 North Earl Rudder Freeway in Bryan. In April 2023, we plan to start construction on a 3,300-square-foot bank building with three motor bank lanes and an ATM lane to replace the leased space that we have in the convenience store next door. This location happens to be our busiest in the entire city, and the new location will certainly serve our customers more efficiently with a larger, state-of-the-art facility.

In November 2022, First Financial Bank's Southeast Texas Region opened its new location in Lumberton, which is a 3,300-square-foot facility with three motor banking lanes and an ATM banking lane. Lumberton has an excellent school district and is a fast-growing city, 10 miles from Beaumont. We are excited to open the new branch and become part of the city's growth.

In March 2023, we opened our new location in Huntsville to replace the two buildings we had across the street. This state-of-the-art, highly energy -efficient, 8,850-square-foot building is home to our Huntsville employees and will better serve our customers with the latest in technology. There is also a deposit-taking ATM and five drive-through lanes with one wider lane designed for large trucks.

Also in March 2023, First Financial Bank's Bryan/College Station Region opened its new location at 2445 Harvey Mitchell Parkway South, on the northwest corner of Harvey Mitchell Parkway and Earl Rudder Freeway. This new state-of-the-art branch is a 16,000-square-foot, highly energy-efficient building that features a large lobby, offices for the lending, mortgage and trust officers, and five drive-through lanes with a wider lane designed for large trucks. This new building is one of the best locations in Bryan/College Station and gives our customers easier access to our people and services.

All our new and existing facilities have the latest in LED fixtures and upgraded mechanical systems, which have reduced our electrical costs per square foot and improved our compliance with stricter environmental standards. We are pleased with the cost savings our energy efficiency program is bringing to the Company and the reduction of our carbon footprint.

REGIONAL BOARD AND MANAGEMENT CHANGES

In January 2022, the Board of First Financial Bank Fort Worth Region elected Vianei Lopez Braun as Chair of the Board. Vianei has been an advocate for First Financial Bank since we financed her law practice in 1998, and she has served as our employment attorney for 25 years. She leads the labor and employment section for Decker Jones, P.C., a full-service law firm based in Fort Worth, and serves as the chief development officer for the firm. She is an honors graduate of Princeton University and earned her law degree from the University of Texas School of Law. She is very involved in the Hispanic community, having served on the boards of directors for numerous nonprofits.

Also in January 2022, the Board of Directors of First Financial Bankshares, Inc. announced the promotion of Luke Longhofer to Executive Vice President, Chief Lending Officer, upon Gary Gragg's retirement after 30 years. As Chief Credit Officer, Luke had worked in tandem with Gary for the past 11 years. Luke played an integral role in the credit oversight of bank acquisitions, oversaw the execution of the PPP and the Main Street Lending program and was instrumental in implementing our adoption of the CECL accounting standard. Before joining First Financial Bank in October 2010, Luke served as a Commissioned Bank Examiner for the Federal Deposit Insurance Corporation for more than seven years. He holds a bachelor of finance degree from West Texas A&M University and was valedictorian of SMU's Southwestern Graduate School of Banking's 2011 class.

In addition, at its January 2022 meeting, the Board of Directors of First Financial Bankshares, Inc. announced the promotion of J. Kyle McVey to Executive Vice President, Chief Accounting Officer. Kyle joined First Financial Bankshares in 2011 following two years with KPMG US LLP in Jacksonville, Florida. His new responsibilities include financial reporting, acquisition strategy and analysis, internal and external audit coordination and investor relations. He is cochairman of the Company's Customer Service First program, which oversees the Company's mission of delivering excellence in customer service. Kyle holds bachelor's degrees in accounting and finance and a master's in accounting from Abilene Christian University. He is a licensed CPA and a graduate of SMU's Southwestern Graduate School of Banking, where he was valedictorian of his class.

In February 2022, Shelby Bruhn was elected as President and CEO of our Southlake Region, succeeding Mark Jones. Shelby previously served in senior-level positions for several Tarrant County banks. Shelby is a graduate of the University of Texas at Dallas with a bachelor's degree in accounting and information management. He is also a 2017 graduate of the University of Colorado Graduate School of Banking.

In April 2022, Jamie Esch was elected as Chairman and CEO of our Hereford Region. Previously, Jamie served as Senior Vice President of Private Banking and Commercial Lending at Happy State Bank and Trust Company in Amarillo, Texas. A native of the Panhandle, Jamie received a degree in business administration in 1998 from West Texas A&M University, before beginning a 12-year engagement with Bank of America in Dallas, Amarillo and Springfield, Missouri.

Also in April 2022, First Financial Bankshares, Inc. announced the appointment of Rett Everett as Executive Vice President of Credit Administration, with oversight of the Regions around Fort Worth. He previously was employed at The National Bank of Texas in Fort Worth and Capital One Bank in Fort Worth and Dallas. He is a native of Stephenville, Texas, and received a bachelor's degree in business administration in finance from Tarleton State University and a master's degree in business administration in general business from Texas Tech University. He holds a Credit Risk Certification from the Risk Management Association and a Graduate Certificate in Leadership from Texas Tech's Institute for Leadership Research.

In October 2022, First Financial Trust & Asset Management Company, N.A., announced the election of Susie Stalcup to its Board of Directors. Since 1991, Susie has focused her career on higher education philanthropy, most recently serving as Vice Chancellor for Development and Alumni Relations at Vanderbilt University for 11 years, before retiring in 2020. Previously, she was Vice President of Development at Columbia University Medical Center for eight years, after holding the same position at Baylor College of Medicine in Houston the previous seven years. Susie's appointment to the trust company's Board marks a return to First Financial Bank, where she worked as Senior Vice President from 1983 to 1991. She received a bachelor of business administration degree from the University of Oklahoma and is a Certified Financial Planner.

In January 2023, First Financial Bank's Board of Directors elected Mike Parker as Executive Vice President and Chief Compliance Officer. Mike brings more than 15 years of compliance experience to First Financial, including his most recent post as a director of compliance governance with USAA Federal Savings Bank. Mike has also held positions with Capital One and Ocwen Financial Corporation in compliance and audit director roles. He began his banking career in 2005 as an examiner with the Federal Reserve Bank of Richmond, where he specialized in compliance. He is a native of western New York and earned a bachelor of science degree in economics from Virginia Commonwealth University; he also holds a Certified Regulatory Compliance Manager designation.

Also in January 2023, First Financial Bankshares, Inc. announced the election of Michelle S. Hickox as Executive Vice President and Chief Financial Officer to replace James R. Gordon. Michelle recently served as Chief Financial Officer of Independent Bank Group, Inc. (IBTX) and its subsidiary, Independent Bank, an $18 billion publicly traded bank holding company based in McKinney, Texas. At IBTX, she led the company through its initial public offering in 2013 and played a key role in 10 acquisitions during her tenure. Prior to joining IBTX, Michelle was an audit partner at RSM US LLP in Dallas, serving financial institutions throughout Texas. She is a certified public accountant and a graduate of Texas A&M University, where she currently serves as a trustee of the 12th Man Foundation.



Vianei Lopez Braun
First Financial Bankshares



Luke Longhofer, EVP
Chief Lending Officer



Kyle McVey, CPA, EVP
Chief Accounting Officer



Shelby Bruhn, Southlake
Chairman, President and CEO



Jamie Esch, Hereford
Chairman, President and CEO



Rett Everett, EVP
Credit Administration



Susie S. Stalcup
First Financial Trust



Mike Parker, EVP
Chief Compliance Officer



Michelle S. Hickox, EVP
Chief Financial Officer

FFIN BOARD OF DIRECTORS CHANGES

At the January 2022 Board of Directors meeting, Eli Jones, Ph.D., was appointed to the Company's Board of Directors. Eli also was appointed to the First Financial Bank Board of Directors; in addition, he currently serves on the Board of First Financial Bank's Bryan/College Station Region. Eli is a nationally known academic, speaker and author, and has worked with major publicly traded companies. He is Professor of Marketing and the Lowry and Peggy Mays Eminent Scholar at Texas A&M University and teaches courses in strategic and advanced professional selling, sales leadership and marketing strategy. He recently served for six years as Dean of Texas A&M's prestigious Mays Business School, one of the nation's top 20 business programs, preceded by three years as Dean of the Sam M. Walton College of Business at the University of Arkansas. He also served as Dean of the E. J. Ourso College of Business at Louisiana State University and was founding executive director of the Sales Excellence Institute at the University of Houston.

Among his other professional activities, Eli is currently on the boards of Invesco Funds, Insperity and the American Marketing Association (AMA). From 2012 to 2015, he served on the Board of Directors for Arvest Bank. He is a Bryan/College Station native and holds a bachelor's degree in journalism and both a master's and a doctorate degree in business administration from Texas A&M University. We are delighted to have a person of Eli's caliber, experience and education on our Board.

In April 2022, the Board of Directors of First Financial Bankshares, Inc., announced the appointment of Murray H. Edwards as Lead Independent Director following the retirement of Tucker S. Bridwell. Murray has served as a director of the Company since 2006. He serves as Chair of the Nominating/Corporate Governance Committee and as a member of the Risk and Executive Committees. He is also a director of the Bank, serving as Chairman of the Directors' Loan Committee, and as an advisory director of the Bank's Abilene and Fort Worth Regions. In addition, he is the Principal of The Edwards Group, a privately owned investment company. Murray received an undergraduate degree from Texas A&M University and a master of business administration degree from Harvard Business School. He has successfully owned and managed several businesses, including Automated Farm Systems, Alderman-Cave Feeds, Abilene Cattle Feeders, Cape & Son, Bluebonnet Feeds, and Innovation Event Management. In 2018, he received the Texas A&M University Outstanding Agribusiness Entrepreneur Award, and in 2019 was awarded the Outstanding Alumnus Award by the College of Agriculture and Life Sciences of Texas A&M.

 

Dr. Eli Jones
First Financial Bankshares

Murray Edwards
First Financial Bankshares

DIVERSITY AND INCLUSION

First Financial Bankshares, Inc. embraces and promotes a culture of diversity and inclusion. We seek to attract, recruit and retain employees who bring to our company diverse backgrounds, orientations, beliefs, cultures and interests. We believe that having a diverse team strengthens our company by bringing together people with different ideas, skills and experiences, and by enabling all our customers, regardless of their race and other characteristics, to feel at home when they visit one of our locations. We are pleased that through our diversity programs, we have been able to add our first female executive team member as well as elect our first African American director to the First Financial Bankshares Board. We also continue to refresh and diversify our regional and subsidiary boards, which have 32 women and minorities as members. These boards are made up of the movers and shakers of each of the communities we serve. We appreciate the participation of the fine men and women who serve on our boards; their expertise, experiences and guidance help us to better serve our communities.

We highlight the importance of diversity and inclusion to our company on page 19, where we present our 2022 Shining Stars. This program annually recognizes the dedicated and professional First Financial bankers who have demonstrated consistent excellence in living our Customer Service First philosophy.

These exceptional bankers perform at the highest level, maintaining positive attitudes and a proactive approach to accomplishing our mission. Year after year, a large percentage of this honored group are women and minorities. Of the 20 professional bankers achieving this award in 2022, 18 were women and eight were minorities, which demonstrates that our diversity efforts bring the highest-quality people to our company. We recognize and celebrate them for what they do to make this company great.



28% | 72%

EMPLOYEE DIVERSITY
FEMALE 72%
MALE 28%



MINORITIES
(RACIAL, VETERANS AND DISABLED)
42.50% MINORITY



EMPLOYEES
1,501

LOOKING AHEAD

Having achieved the largest growth in the Company's history over the past three years—and with it, vigorous momentum—we are now focusing on maintaining the trajectory and velocity of that momentum to overcome the fast, robust increases in interest rates that we have been seeing and the slowing of the national economy. Luckily, the Texas economy continues to be strong, and there is a lack of housing in most of our markets across the state. With our assets having surpassed the $10 billion mark back in 2020, I am eager to see what our dedicated people will achieve as we move through 2023. I could not be more pleased with the people who have taken on new positions across our company over the past three years and who have accepted more responsibilities to support our growth.

Our priorities are to achieve organic growth in loans, deposits and trust accounts; improve our noninterest income; and control our expenses. With the economy slowing and with banks trying to adjust to rapid rises in interest rates and losses in their bond portfolios (which will take time to roll off), we do not see many banks choosing to sell at this time. That is why organic growth continues to be so important. And there are always benefits to be had from improving our operations and becoming more efficient. We are in the process of implementing new systems for accounts, lending and trust services. Each of these will bring us state-of-the-art technology and will enhance our efficiency.

Our accomplishments and strong performance over these past three years, especially our ability to get over the $63.3 million hurdle we faced in 2022, have been amazing. These things do not just happen on their own but rather come from the dedication and hard work of the very professional team of Board members, officers and employees with whom I have the honor of working. They continue to go well beyond the call of duty in providing our customers and communities with exceptional service, and I thank each one of them. Thank you also to our shareholders, who are so loyal and supportive of our company. We never forget that we work to put You First!

F. Scott Dueser

F. Scott Dueser
Chairman, President and CEO

2022 WALTER JOHNSON AWARD



The Walter Johnson Award is the Company's highest honor bestowed upon a person who has contributed greatly and advanced our company to new heights for customers, shareholders, and employees, just as Walter Johnson did. The Award has been given only ten times in the last 17 years and is presented for the eleventh time to Marcus Morris, President, and Chief Executive Officer of our Fort Worth Region. In 2010, he started his career at First Financial as a Credit Analyst in Abilene and rose through our ranks to become a very successful commercial lender in Keller. When we needed a president for our Fort Worth Region in 2019, we promoted Marcus to the position. Marcus had his work cut out for him since we had a false start with the Fort Worth Region. The Region was not fully staffed, we could not offer our total array of products, and Marcus inherited numerous large problem loans. It did not take him long to hire a very qualified staff and offer a full array of products and services, as we do in the rest of our markets. Since that time, he has grown loans from $136 million to $398 million and deposits from $77 million to $155 million. When he took over the Region, the net income was in the red, but this past year the Region made over $5 million, moving Fort Worth from the lowest-performing region, on the Murphy Report, to the number-one Region, because of the region's consistent improvements and growth in the 19 Murphy Report categories. Marcus and his team have been leaders in bringing new business to our company, which includes some of Fort Worth's top businessmen and women, and he continues to build the Company with solid bankable business.

We are most impressed with the relationships that he has built with the developers, builders, and realtors in low-income, high-minority areas. Marcus has worked relentlessly with his team to engage these groups through phone calls, in-person visits, and realtor events and seminars, among others, to reinforce the Company's commitment to providing support for those seeking the American Dream of home ownership. To better serve our diverse community, we are fortunate to have a great Spanish-speaking team, which includes Craig Zemarkowitz, Nancy Delgado, Sandra Martinez, Trino Cisneros, and Juan Ojeda Guillen, who combined made 39 ITIN and Affordable Home Loans last year in those markets, with many more in the pipeline. We value their ability to build relationships in these markets, which mirrors the philosophy across all of our footprints to be the Company for every neighborhood. Additionally, the Fort Worth Region hosted Women Unplugged 2022, an event to unite women in the community for discussions around topics affecting them, including mental health and self-care. They also welcomed Opal Lee, a Fort Worth resident and Nobel Prize nominee, for her successful efforts to make Juneteenth a federal holiday. The event was a huge success, and we look forward to expanding into other regions in the future.

We are very proud of Marcus and what he has accomplished as a great leader in our company, and we look forward to watching his continued success. When we think of Walter Johnson and COMMUNITY, we think of Marcus Morris.





COMMUNITY BANKING

The Gonzalez Group

Michael Gonzalez, *Co-Founder, President,* First Financial Bank Kingwood Board, Kingwood Loan Committee

Tony Gonzalez, *Co-Founder, Vice President*



The first sentence on the front page of The Gonzalez Group website reads, "Building to last." While it refers to the countless projects the company has constructed over the last 24 years, after listening to brothers Michael and Tony Gonzalez, it could also represent lasting relationships that helped them grow their business.

"We've known Shelley Dacus (Kingwood Region President) for more than 20 years," Tony said. "We have a longstanding relationship and have watched her grow through different levels of banking, which has been very impressive, and we've been able to share that ride with her and our business."

The Gonzalez Group was formed in 1999, established by the brothers, a third generation of the Gonzalez family whose careers were rooted in construction. Their successes stem from a strong work ethic and role models in their father and grandfather. Younger brother Damon was also integral to the company's founding. The business was built around five key values – safety, quality, accessibility, technology, and professionalism.

The company's projects are varied in scope and area, including work at Houston Hobby and Bush Intercontinental airports, city and county projects, professional business buildings, recreation and multifamily housing.

Multifamily housing has always been a key part of their construction careers. "We believe people who work hard, people of all backgrounds, deserve access to a high quality of living," Michael said. "Our approach to multifamily communities is the same with each project, regardless of where we build them. The blue-collar worker who works hard every day providing for his or her family should have access to the same standard of living as those who reside in our buildings in more affluent areas."

"Every project we construct on the commercial side, there's an opportunity to have small businesses participate in those projects," Tony added. "It's important to ensure owners of all sizes of business have the opportunity to be successful in an environment conducive to meeting their goals."

Michael and Tony make it a point to recognize First Financial and its role in their business. "Our first deal was eight units, now we're building 300 units," Tony said. "We wouldn't be here without First Financial Bank. They deliver with a personal touch and unmatched accessibility."

"We've really enjoyed working with First Financial and all the people associated with it," added Michael, who also sits on the Kingwood Region's board and the First Financial Bank loan committee. "The accessibility, relationship with Shelley for more than 20 years and the bank's commitment to our business, it's really based on those reasons we've stayed with the bank all this time."



Prodigy Learning Center

Ingrid and CJ Woods, *Owners*



Around 2016, Ingrid Woods tapped the brakes for a slower pace of life. She'd spent her career in the fast-paced world of intercollegiate athletics and decided it was time to explore something else…a different purpose, maybe.

Her decision to begin working for the Centers for Children and Families, a division of the Texas Department of Family and Protective Services in College Station, led to an idea. She and her husband, CJ, had always wanted to own a small business and her work with families who adopt sparked the idea of opening the Prodigy Learning Center.

"We knew daycares provided a much-needed service for the community," Ingrid said. "We wanted to provide a service for families in south College Station and fill a need, while creating an environment welcoming to all types of families."

Starting a new business requires resources and Ingrid knew who to contact. During her time working at Texas A&M, she'd developed a friendship with A&M supporter, Nora Thompson, now the First Financial Bryan/College Station Region President.

"I'd already had some interaction with Nora at the time from my previous role," Ingrid said. "I felt like she could at least guide my husband and me in the right direction. We pitched our business idea and she took it from there and helped get it started from the ground up. Nora and Melanie Motley were pretty much the ones cheering us on in the background, presenting us to the Board and selling our concept. We are just grateful that we were able to move forward with it. And, they are still there to answer any questions that we have. They are very helpful."

Ingrid and CJ started with one building, then expanded to three and, currently, are in the process of locations number four and five, where Ingrid says they will stop. Her business approach is one that ensures access for anyone needing daycare services.

"We welcome and accept families from all socioeconomic backgrounds," Ingrid said. "We utilize funding from the state that allows children from CPS to attend, which you don't get in a lot of daycares, because you can lose funding."

"The other big thing is we feel like we're providing a diverse childcare center, not only from the staff, but with the children. That's important to us."

Every day, the decision to open a daycare is validated by the responses she hears from the families.

"We enjoy the little things like someone saying 'thank you for providing us with a great place for my child to attend,'" Ingrid said. "The comments and geneorsity from the different families is gratifying and reaffirming."

She also is proud of the employment opportunities the business has created for staff.

"We are fortunate to have a great staff of 65 full-time teachers and 12 full-time supervisors and directors," Ingrid said. "We're definitely providing employment opportunities for the community and are very proud to do so."





Texas Connect Realty

Josue Cardenas, *Partner,* **Jose Cruz,** *Partner*
Jose Juarez, *Partner*



When listening to Josue Cardenas share his business philosophy, a piece of the old proverb, "Teach a man to fish, and you feed him for a lifetime," comes to mind. He and his partners, Jose Cruz and Jose Juarez, are firmly cemented in a "community first" philosophy.

"We're big advocates in the community," Cardenas said. "We were each raised in the inner city and we love seeing our city develop and grow in positive ways. We host a lot of first-time homebuyer and business seminars to help our communities ensure they have the information they need to successful. I would say education of the community is our primary focus and with that comes business."

Cardenas has devoted 20 years to the communities he serves through his business and relishes the immediate and long-term impacts his company has on the many families and individuals he's advised during that time.

"You don't understand the impact you have until you've been in this business for a while," Cardenas said. "When appreciation kicks in after someone bought a house for $50,000 and now it's worth $300,000, it's life-changing for them. We see it every day. It's a humbling experience to be involved in the biggest transactions they will ever make."

Just as Texas Connect Realty has made indelible impacts on the families it's served, the business' relationship with First Financial Bank has been transformative for the company, particularly with the Bank's Individual Tax Identification Number (ITIN) program, launched in 2021.

"We've been with First Financial for a little over a year, "Cardenas said. "Meeting Marcus Morris (Fort Worth Region president) and his team was a big blessing. Marcus, and Craig Zemarkowitz (Consumer Lender), opened

doors for us. When First Financial started the ITIN program, we met. We needed a fresh bank to come in and deliver products to our community. There aren't a lot of banks doing these types of loans and providing invaluable education to business owners.

"We send our clients there to get financing," Cardenas added. "They have helped me purchase rental properties and land to develop for new homes, all in the inner city. We are truly grateful for the opportunities they are not only providing us, but, more importantly, providing our clients."

Equipped with the support and resources of his new banking relationships, Cardenas' approach to community advocacy is further strengthened.

"With long-term investing comes a big reward and we're teaching our community that's the way to invest. First Financial Bank is helping us create an even bigger impact, both in business and personally, in our communities."





Yangtze International Incorporated

Louie Lu, *Owner*



Even though $40 and a dream doesn't sound like much, for Louie Lu in 1985, it was an integral piece of the foundation upon which his future would rest.

Lu received a scholarship toward a master's degree in physics at South Dakota School of Mines and Technology 38 years ago. When he landed on U.S. soil, it was the first time he'd left his homeland of China.

"We didn't have a lot in China," Lu said. "My parents earned less than $2 per day in government jobs. They were wonderful parents, hardworking, decent, good people. We were very close. I never felt poor."

Shortly after graduation, Lu moved to Fort Worth in search of opportunity. That's where an encounter with a local Baptist pastor changed his life and set in motion the beginnings of a successful import business, driven by a deep faith in Jesus Christ for more than 30 years.

"The importing business gives me the opportunity to spread the good news of the gospel and hopefully be a blessing to others," Lu said. "It's given me a link back to my home in China and the people I grew up with. In many ways, I was able to impact them and share hope and good news."

"Lu's company, Yangtze International Incorporated, was founded in 1992 and specializes in importing custom-made products from China. He also opened a real estate development business in 2008, a business that builds medical office buildings.

His banking relationship with First Financial Bank started 15 years ago. Lu reached out to First Financial when the Bank opened a location near his home.

"I stopped by and visited when I was looking to begin a real estate business on the side," Lu said. "Justin Hooper (Weatherford Region President today) was branch manager at the time. He has been my banker for 15 years. He was the officer who put the package together to finance my Baylor Medical office building.

"In business, it's all about relationships, and we've built a good, close relationship with First Financial Bank through Justin Hooper," Lu said. "Justin is someone I trust. He's very good with the details, very hands on, and takes care of his customers."

Some might say Lu has been in the right places at the right times, but he sees it more as divine intervention.

"I'm a Christian and man of faith," Lu said. "I believe God has guided my every step of the way. America is the greatest country in the world. I've been in this country for 38 years and I remind myself that I should never take my freedom for granted. Texas is a great state to live and do business."

One of those steps for which he's grateful is his becoming a U.S. citizen in 1998 and marrying his wife, Meifeng, in the same year.

"I have met many decent and good people who helped me along in my journey in this land of the free and home of the brave. I am living the American Dream."





Lovely Home Solutions

Richard Gonzales, *Owner*



Richard Gonzales believes in community and giving back. When he began his career in real estate, he leaned on the familiarity of the neighborhood and areas in which he was raised as a backdrop for his business.

"Most of my rental properties are in minority and lower-income areas," Gonzales said. "I grew up in the Fort Worth area. When I got into real estate, I wanted to buy rental properties in those areas, because that's where I grew up. I'm very comfortable with the area and demographics."

His experiences growing up in these neighborhoods has served as the impetus for his business decisions. "In a way, I see this as taking care of my community," Gonzales said. "I buy properties at good prices and turn them into homes families can be proud of. Obviously, they need some renovating, and I take great pride in that process."

His approach to renovating and preparing homes for families is simple. "My philosophy is my family would have to be able to live in these properties. I take pride in what I do, the quality of workmanship, because I understand that a family will be living there. Sometimes, a single mom; sometimes, full families. I want them to be proud of where they live.

"I tell my tenants, 'this is your home. Make it your home. Hang photos on the wall and decorate the outside. My goal is for you to be here. My goal is not for you to be in a hurry to go.' I enjoy bringing that to these neighborhoods."

During his career, Gonzales worked with various banks and, while they provided the resources he needed, he never found one that delivered the attention, interest, and overall customer service that his business deserved.

"I've had different banks over the years, but the process of getting things done with Chris has been the easiest I've ever experienced," Gonzales said, referring to Chris Schjetnan, Lender in Cleburne. "A good friend recommended Chris about five years ago and we just hit it off. He told me how First Financial Bank could help and how the relationship would be mutually beneficial.

"We have 15-20 loans and a line of credit I can use to renovate homes," Gonzales added. "I have a great relationship with Chris and, when I need something, I let him know."

Richard added he's had an overall great experience with First Financial Bank and "I'm very happy where I am with First Financial. I'm very confident that moving forward as my business grows, they will be there."

In many ways, Gonzales' relationship with First Financial is reflected in the care and pride he expresses through his work in delivering a comfortable environment for his clients.

"I'm very aware of the type of properties often found in low-income areas, but that's not me. I take pride in what I do. My goal is to provide a setting that exceeds the expectations a client has for their family."





Vianei Lopez Braun

Labor and Employment Shareholder, Decker Jones, P.C.
First Financial Bankshares Board of Directors
First Financial Bank Fort Worth Region Board Chair



Relationships in business are essential to success. When Vianei Lopez Braun was ready to open her own law practice in 1997, she leaned on long-time friend Marelyn Shedd, a Lender at First Financial Bank at the time and, today, Abilene Region President.

"I was 28 years old and didn't know what a bank could or couldn't do for someone," Braun recalled. "Marelyn was so encouraging and reassuring, and First Financial did more for me than I ever could have imagined."

The team at First Financial, under Shedd's guidance, set up Braun's commercial accounts and a line of credit. Office space also being a need, the Bank built out a suite in First Financial's downtown Abilene location, where Braun felt she "became part of the First Financial family."

Within the first year, Braun began hiring employees and needed additional support for a growing business. First Financial Trust worked with her on a retirement plan and set up a 401K program. When she held her grand opening, Braun was surprised at the turnout of bank employees.

"I was finally ready to introduce myself to the community," Braun said. "It was amazing how many First Financial people came to my grand opening, including Scott Dueser, the CEO, who took time to come up and congratulate me.

"First Financial was truly invested in my long-term success," Braun added. "That's part of the reason I'm so loyal to them, because they've been loyal to me."

The opportunity to expand on her loyalty came in 2019, when

Braun was asked to serve on the First Financial Banshares, Inc. Board of Directors.

"I was very surprised when Tucker Bridwell called inquiring if I would be willing to serve on the holding company board, which is a huge honor," Braun said. "I am truly honored to serve in this capacity and also as board chair in the Fort Worth Region.

"I have known First Financial and their customer-first culture for more than 25 years and I did feel I could give back," added Braun, who also has served as First Financial's employment attorney since 1997. "As an abundantly satisfied customer, I know that First Financial has in its DNA not just putting the customer first, but really investing in the customer's long-term success and going above and beyond when necessary. I'm blessed to have the opportunity to help preserve that culture as First Financial grows and evolves."





City of Abilene & Abilene Christian University

Anthony Williams, *Mayor/Chief Diversity Officer*



"Sometimes in tragedy, we find our life's purpose."
– Robert Brault

Anthony Williams was four-years-old when his father was murdered 50 years ago. Quite an impactful moment in the life of a young boy. Through the compassion and guidance of a caring community, Williams found inspiration in those helping his family move forward.

"There were so many people who provided mentorship for my mother and family, people who loved and supported us, spiritually, mentally, financially in all facets of our lives," Williams said. "They invested themselves in us."

These acts of kindness would mold the future of someone who has dedicated himself to the Abilene community over the last 50 years as a volunteer, business owner and public official.

Williams has spent years volunteering in the Abilene community, giving selflessly of his time and resources to countless nonprofit and municipal boards. The pinnacle, however, of his community engagement came in 2017, when he was elected Mayor of Abilene, a role he continues today. One might think the election of a community's first black mayor would take center stage, but Williams reflects otherwise.

"My election had significant historical implications for the City, but during my very first race for mayor, during the election, my ethnicity was never a major point of discussion," said Williams, who is not seeking re-election this year following two terms in office. "That's pretty significant and says a lot about the Abilene community. We were able to focus on the important issues, including water, roads, and job creation through business growth. I'm very proud of my tenure." In addition to his public

service, Williams has held different roles at Abilene Christian University, where he's been employed over the last 27 years, including his current position as Chief Diversity Officer, a role he notes as "probably one of the more challenging roles I've had in my tenure at ACU, but I would say the most rewarding."

He also is a small business owner, which extended his long-time relationship with First Financial Bank, when he opened his business in 2015.

"I am just so thankful for the opportunities the Bank's support has provided me as a business owner," Williams said. "We've enjoyed some success and our partnership created the opportunity for the business to thrive. Evan Harris has just been outstanding, not only providing assistance, but expertise.

"The banking industry is very important," Williams added. "It provides that gateway to what we call the American Dream and I'm so appreciative of First Financial and their contributions in our community, because I've seen in my homelife and others how their partnership provides an opportunity for one's aspirational goals to be realized."

Williams' current endeavor is the Heritage Project, part of the Abilene Neighborhood Empowerment Zone, in one of Abilene's lower-income areas. The project involves the revitalization of a former school building that will be remodeled into 29 units of senior housing. "This project is a game changer. This is the largest investment in this area and will be a shot in the arm for this lower-income community. That is why I asked First Financial to become involved, and they did with a $5.5 million investment."

Over the last 50 years, in every aspect of Williams' life, from tragedy to triumph, mentorship to public office, and receiving to giving back, community is centric. The City of Abilene, its citizens and all those he's directly impacted will be the beneficiaries of his selfless work for generations to come.



Reservoir Data Systems

Rebekah Shipman, *CEO,* First Financial Bank Kingwood Board
Kingwood Loan Committee



"Success starts in the proverbial garage" is a line often used to describe successful businesses with meager resources and beginnings on the ground floor. For Rebekah Shipman, that was her reality.

"Our company literally started in our garage," said Shipman, who, along with her father, founded Reservoir Data Systems (RDS) in 2004. "Our kitchen table was our conference table. People continually came in and out of the house. So, we finally bought some office space, which is how our relationship with the First Financial Bank location in El Campo started."

Through some duck hunting friends of Shipman's brother, Jeff Fuechec (current Branch President in El Campo) was recommended as someone whom they should contact to move the business forward. With an initial line of credit in hand, they purchased a foreclosed home "out in the middle of nowhere in Needville" and turned it into their first office.

"Jeff came out and gave us our first line of credit and gave us a shot; he believed in what we were doing," Shipman said. "We wouldn't have been in business without him. And, he stuck with us through a very difficult time early on.

"When Hurricane Katrina hit in 2005, one of our biggest clients had their New Orleans headquarters shut down for a month. They were unable to operate and pay during that time, which tremendously impacted our business. But Jeff understood our situation and helped us through it. Again, we wouldn't be here today without him."

Shipman describes herself and her father as "accidental entrepreneurs" starting a business together more as a way to "make ends meet."

"My father had an idea of 'hey, let's try this,'" Shipman recalled. "We had about $10,000 worth of capital. I was a sophomore petroleum engineering student at Texas A&M at the time. For whatever reason, we made it work. I continued working while finishing my degree."

The result of that whim turned into Reservoir Data Systems, which provides oil and gas companies with data to make better business decisions.

"For folks not in oil and gas, I liken what we do to a doctors visit," Shipman said. "If you went to the doctor and he said you would need brain surgery tomorrow, you would hope that doctor ran some tests first. So, that's what we do for the Exxons and Chevrons. Before they put a lot of resources into drilling or completing a well, we provide them data to help facilitate the most efficient and environmentally friendly decisions."

When Shipman shares the path from the Company's humble beginnings to where it is today, she's proud of the fact that her small business is making a tremendous impact on a massive industry. She's also quick to point out that small businesses can't compete without a regional banking relationship.

"Small to medium-size businesses are the backbone of the American economy; I believe that 100 percent," Shipman said. "We need local and regional banks in order to survive. That's why I'm a firm supporter of banks like First Financial Bank. First Financial cares about the relationship and understands the importance of small businesses. We're not a number. If I tried going with a large bank, I don't know that they would really understand my business. It's a partnership.

"There are times I've called Jeff, and Shelley Dacus (Kingwood Region President), or other people at the Bank to ask advice. That's a true partnership and I know I make better business decisions because I have access to bankers who work with many small businesses and are able to provide different perspectives. That makes my business and the bank stronger."



THE 2022 SHINING STARS

The FFIN Shining Star Program recognizes dedicated and professional bankers who demonstrate consistent excellence in fulfilling our Customer Service First Philosophy. These exceptional bankers perform at the highest level, maintaining positive attitudes and a proactive approach to accomplishing our mission. The First Financial Shining Stars represent our company well, honoring our long-standing reputation by acting with unmatched professionalism, a relentless work ethic and an ongoing desire to build, improve, and refine relationships with both customers and fellow employees. We are so proud of our 2022 Shining Stars.


Brenda Trinidad
Abilene Region


Vivian Vinson
Bankshares


Melanie Motley
Bryan/College Station Region


Jaime R. Rodriguez
Cleburne Region


Lauren Schulze
Conroe Region


Meagan Mathis
Eastland Region


Traci Messner
Fort Worth Region


Juanita Villalobos
Hereford Region


Becky Porter
Kingwood Region


Arlette Saucedo
Southeast Texas Region


Savanna Newby
Stephenville Region


Stella Clark
Sweetwater Region


Angela Batton
Weatherford Region


Tricia Patlan
Mortgage Division


Shavelle Jordan
Shared Services


Hannah Rimer
Shared Services


Thekla Clemons
First Financial Trust


Steven Brown
First Technology Services

SH1NING STARS
DEDICATED TO EXCELLENCE

FIRST FINANCIAL BANKSHARES FOOTPRINT



FIRST FINANCIAL BANK LOCATIONS

Abilene 325.627.7200	Eastland 254.629.6100	Newton 409.379.2200
Acton 817.573.6900	El Campo 979.543.6441	Odessa 432.367.8900
*Addison 972.385.8239	Fort Worth 817.410.4979	Orange 409.883.3563
Albany 325.627.7905	Franklin 979.571.8900	Palacios 361.972.2585
Aledo 817.341.5200	Glen Rose 254.897.4808	Port Arthur 409.726.8000
Alvarado 817.774.5100	Granbury 817.573.6900	Ranger 254.629.6188
*Austin 512.422.1782	Grapevine 817.722.8980	Rising Star 254.629.6703
Beaumont 409.600.6456	Hereford 806.363.8200	Roby 325.776.2261
Boyd 940.683.8760	Huntsville 936.295.2224	San Angelo ... 325.659.5900
Bridgeport 940.683.8700	Katy-Fulshear .. 281.346.0221	Southlake 817.410.2915
Brock 817.596.0307	Keller 817.329.8625	Spring 346.328.6910
Bryan 979.260.2100	Kingwood 281.318.4600	Stephenville ... 254.965.5036
Burleson 817.774.5175	Lumberton 409.751.7122	Sweetwater ... 325.235.6600
Cisco 254.629.6111	Magnolia 936.273.4700	Tomball 281.516.7835
Cleburne 817.774.5100	Mauriceville ... 409.745.4433	Trent 325.862.6121
Clyde 325.627.7910	Merkel 325.235.6660	Trophy Club 817.329.8615
College Station... 979.260.2100	Midlothian 972.723.7100	Vidor 409.769.5413
Conro 936.760.1888	Mineral Wells .. 940.327.5400	Waxahachie ... 972.723.7150
Cut and Shoot 936.788.2121	Montgomery .. 936.597.5997	Weatherford ... 817.598.2600
Decatur 940.683.8780	Moran 325.627.7953	Willis 936.890.3500
*Mortgage Loan Office	New Waverly .. 936.295.2224	Willow Park ... 817.598.2780

FIRST FINANCIAL TRUST LOCATIONS

Abilene
400 Pine Street, Suite 300
325.627.7100

Beaumont
3515 Dowlen Road
409.600.6460

Bryan/College Station
2445 Harvey Mitchell Pkwy. S.
979.260.2134

Fort Worth
1000 Forest Park Blvd., Suite 200
682.703.6404

Kingwood
24080 Hwy 59 North, Suite 200
281.318.4625

Odessa
3555 Billy Hext Road
432.367.8912

San Angelo
222 S. Koenigheim Street
325.659.5987

San Antonio
9601 McAllister Freeway, Suite 1204
210.864.4774

Stephenville
2201 W. South Loop
254.918.6262

Sweetwater
201 Elm Street
325.235.6644

FINANCIAL HIGHLIGHTS

IN THOUSANDS (except for share data)

FOR THE YEAR	2022	2021	% INCREASE
Net Income	$234,475	$227,562	3.04%
Diluted Earnings (PER SHARE)	$1.64	$1.59	3.15%
Dividends Declared	$94,205	$82,615	14.03%
Dividends (PER SHARE)	$0.66	$0.58	13.79%

KEY RATIOS			
Return On Avg. Assets	1.76%	1.89%	
Return On Avg. Equity	16.72%	13.31%	
Year-End Equity/Assets	9.76%	13.43%	
Efficiency	43.30%	45.84%	

IN THOUSANDS (except for share data)

AT YEAR-END	2022	2021	% INCREASE
Assets	$12,974,066	$13,102,461	(0.98%)
Securities	$5,474,359	$6,573,179	(16.72%)
Loans, HFI	$6,441,868	$5,388,972	19.54%
Deposits	$11,005,507	$10,566,488	4.15%
Shareholders' Equity	$1,265,737	$1,759,224	(28.05%)
Book Value Per Share	$8.87	$12.34	(28.12%)
Trust Assets (Book Value)	$6,927,335	$5,880,293	17.81%
Trust Assets (Market Value)	$8,754,948	$8,699,025	0.64%

AVERAGES - FOR THE YEAR			
Assets	$13,286,671	$12,042,255	10.33%
Securities	$6,318,806	$5,402,144	16.97%
Loans	$5,923,594	$5,341,332	10.90%
Deposits	$11,019,523	$9,673,934	13.91%
Shareholders' Equity	$1,402,104	$1,709,432	(17.98%)

NET INCOME (in thousands)



2018	$150,638
2019	$164,812
2020	$202,034
2021	$227,562
2022	$234,475

RETURN ON AVERAGE EQUITY



2018	15.37%
2019	14.37%
2020	12.93%
2021	13.31%
2022	16.72%

EFFICIENCY RATIO



2018	49.72%
2019	48.61%
2020	45.49%
2021	45.84%
2022	43.30%

SELECTED FINANCIAL DATA

IN THOUSANDS (except for share data)

YEAR-END	TOTAL ASSETS	SHAREHOLDERS' EQUITY	NET INCOME	DILUTED EARNINGS (PER SHARE)	CASH DIVIDENDS (PER SHARE)	STOCK DIVIDENDS AND SPLITS	YEAR-END BOOK VALUE (PER SHARE)	YEAR-END MARKET VALUE (PER SHARE)
2013	$5,222,208	$587,647	$78,868	$0.62	$0.26	–	$4.59	$16.53
2014	$5,848,202	$681,537	$89,559	$0.70	$0.28	2/1 split	$5.32	$14.94
2015	$6,665,070	$804,986	$100,381	$0.78	$0.31	–	$6.10	$15.09
2016	$6,809,931	$837,885	$104,774	$0.80	$0.35	–	$6.34	$22.60
2017	$7,254,715	$922,768	$120,371	$0.91	$0.38	–	$6.97	$22.53
2018	$7,731,854	$1,053,295	$150,638	$1.11	$0.41	–	$7.77	$28.85
2019	$8,262,227	$1,227,197	$164,812	$1.21	$0.47	2/1 split	$9.03	$35.10
2020	$10,904,500	$1,678,190	$202,034	$1.42	$0.51	–	$11.80	$36.17
2021	$13,102,461	$1,759,224	$227,562	$1.59	$0.58	–	$12.34	$50.84
2022	$12,974,066	$1,265,737	$234,475	$1.64	$0.66	–	$8.87	$34.40
Ten-Year Compound Growth Rate	9.53%	7.97%	11.51%	10.22%	9.76%	–	6.81%	7.60%

Adjusted for stock dividends and splits

2022 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$46.08	$32.53	$34.40	$0.17
Third	$47.26	$38.72	$41.83	$0.17
Second	$45.02	$37.47	$39.27	$0.17
First	$53.62	$44.09	$44.12	$0.15

2021 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$55.00	$45.75	$50.84	$0.15
Third	$50.49	$43.03	$45.95	$0.15
Second	$52.49	$45.18	$49.13	$0.15
First	$51.60	$35.17	$46.73	$0.13

NET INTEREST MARGIN



2018	3.96%
2019	3.98%
2020	3.79%
2021	3.40%
2022	3.29%

RETURN ON AVERAGE ASSETS



2018	1.98%
2019	2.08%
2020	1.98%
2021	1.89%
2022	1.76%

ABILENE REGION
*Abilene | Clyde | Moran | Albany | Odessa | Eastland | Ranger
Rising Star | Cisco | Sweetwater | Merkel | Trent | Roby*



Ronald D. Butler II
Chairman and CEO



Marelyn Shedd
President
Abilene

When we contemplate what it means to be "community bankers," it is truly the best job in the world. In 2022, we were privileged to resume classes for financial education by partnering with Abilene Housing Authority and Abilene Independent School District – Head Start Program, where we continue to share the importance of establishing and maintaining credit to encourage those who are striving to meet a goal of home ownership. In Odessa, women from our branch participated in a "Women Build" project with Habitat for Humanity.

The economic outlook in our region continues to remain positive with the soon-to-be completed Hilton DoubleTree Hotel adjacent to the Abilene Convention Center, and a $2.4 billion new investment by Lancium, Inc., an energy technology and infrastructure company that will open its flagship "Clean Campus" in Abilene to take advantage of both solar and wind renewable energy sources. In Sweetwater, our bank has been instrumental in working with the city to provide more housing for the community. Because of his tenacity, our president, Joseph Crouch, who joined us in 2018, has pushed to make it happen for the first time in decades. We are now financing the second development. Housing in Sweetwater is vital to accommodate the new expansion of a 700,000-square-foot new Georgia Pacific wallboard plant, which plans to hire 120 new employees. Finally, the first quarter of 2022 came with unexpected wildfires that burned more than 54,000 acres in Eastland County. First Financial Eastland immediately organized teams to assist by cooking for first responders and fire victims as well as providing a special unsecured loan program with lower-than-market rates and extended terms to allow farmers to purchase equipment that had been lost, as well as provide a lifeline to homeowners. Together, we are always stronger!

Abilene Senior Officers

Ronald D. Butler II
Chairman and CEO

Marelyn Shedd
President

Marshall Morris
Executive Vice President
Senior Lender - Abilene

Kyle Seaton
Executive Vice President
Chief Operations Officer

Evan Harris
Executive Vice President
Real Estate Lending

Janet O'Dell
Executive Vice President
Mortgage Lending

Dayton Borger
Senior Vice President

Vanessa Faz
Senior Vice President

Patty Fuentes
Senior Vice President

Jim Goldston
Senior Vice President

Landon Hammond
Senior Vice President

Brad Magers
Senior Vice President

Corie O'Connor
Senior Vice President

Ryan Parrish
Senior Vice President

Fernando Quintana
Senior Vice President

Steve Waller
Senior Vice President

Abilene Regional Directors

Ronald D. Butler II
Chairman and CEO

Marelyn Shedd
President

Katie Alford
President and CEO
Community Foundation of Abilene

Paul Cannon
Shareholder
President, McMahon,
Surovik, Suttle, P.C.

David L. Copeland
President, Sipco, Inc. and
Shelton Family Foundation

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal
The Edwards Group

Geoff Haney
Investments

Brad Holland
President and CEO
Hendrick Health System

Kirk Massey
Investments

Stanley Morris, Jr.
Investments

Leigh Taliaferro, M.D.
Physician

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$4,012,071	$1,322,821	$3,117,158	$60,604	1.70%	41.13%
Dec. 31, 2022	$4,135,986	$1,497,188	$3,195,695	$65,025	1.58%	39.48%

Eastland Senior Officers

David W. Bailey
Eastland Division CEO

Candi Kanady
President, Eastland Division

Jay Kidwell
Executive Vice President
Commerical Lending

Derrick Saucedo
Senior Vice President

Eastland Division Directors

David W. Bailey
Eastland Division CEO

Candi Kanady
President, Eastland Division

Marelyn Shedd
President, Abilene Region

Jim Farrar
Attorney

Jim Keffer
EBAA Iron Sales, Inc.

Devin Koenig
Owner
Plexus Healthcare

Jim Moylan, Jr.
Partner
MOTEC, Ltd.

Russ Thomason
Attorney

Sweetwater Senior Officers

Joseph Crouch
President, Sweetwater Division

Debbie Anthony
Senior Vice President
Retail Manager

Thea Hernandez
Senior Vice President
Senior Consumer Lender

Sweetwater Division Directors

Joseph Crouch
Sweetwater Division President

Marelyn Shedd
President, Abilene Region

Donna J. Boatright
Healthcare and
Quality Consultant

Jeff Branson
General Partner
Williamson-Branson Real Estate

Jay Lawrence
President
MAL Enterprises, Inc.

Larry May
May & Hrbacek CPAs

Thomas L. Rees, Jr.
Rees, Rees, & Fuller
Attorneys

EASTLAND DIVISION



David W. Bailey
CEO
Eastland Division



Candi Kanady
President
Eastland Division

SWEETWATER DIVISION



Joseph Crouch
President
Sweetwater Division

ABILENE MAIN OFFICE
400 Pine St.
Abilene, TX 79601 | 325.627.7200

EASTLAND OFFICE
201 E. Main St.
Eastland, TX 76448 | 254.629.6100

SWEETWATER OFFICE
201 Elm St.
Sweetwater, TX 79556 | 325.235.6600

BRYAN/COLLEGE STATION

Bryan | College Station | Franklin



Timothy N. Bryan
Chairman



Nora Thompson
President and CEO

MAIN OFFICE
2445 Harvey Mitchell Parkway S.
College Station, TX 77840 | 979.260.2100

The Brazos Valley area consisting of Bryan/College Station and the surrounding counties continues to stand out in the State of Texas with low unemployment and steady growth. Our location in the center of the four largest metropolitan areas in the U.S. is a key factor in recruiting businesses to our region. Several large companies have recently announced relocation to the Bryan/College Station area, bringing with them jobs and substantial infrastructure investment.

Another factor for our regional growth is Texas A&M University and Blinn College. Texas A&M's enrollment at the College Station campus grew to over 68,000 students in 2022, while Blinn College grew to 15,000.

We expect 2023 to be an exceptional year with the relocation of our Briarcrest Branch to the corner of Earl Rudder Freeway and Harvey Mitchell Parkway. This location will allow us to better serve our customers with a full-service facility that is perfectly situated between Bryan and College Station.

We recently closed on the purchase of land to relocate our Hwy 21 branch. This location serves Bryan and the northeastern rural areas of Brazos County. Our larger, new location will allow room for a lender, additional drive-thru lanes and safety deposit box services.

Our commitment to growth continues with the opening of a loan production office in Robertson County. This is a high-growth area and the addition of a very talented long-time lender in the area made the decision easy to expand to Franklin.

Great things are happening in Bryan/College Station and First Financial Bank is proud to be part of the community.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$1,043,688	$415,634	$801,022	$17,407	1.77%	43.17%
Dec. 31, 2022	$989,421	$483,610	$732,859	$15,439	1.45%	41.08%

Senior Officers

Timothy N. Bryan
Chairman

Nora Thompson
President and CEO

Jerry E. Fox
Executive Vice President
Chief Operations Officer

Austin W. Bryan
Executive Vice President

J. Cal McNeill
Executive Vice President

Cameron Comire
Senior Vice President

Justin Kleiber
Senior Vice President

Melanie N. Motley
Senior Vice President

Robert Olivarez, Jr.
Senior Vice President

Regional Board of Directors

Timothy N. Bryan
Chairman of the Board

Nora Thompson
President and CEO

Brian Barrett
President Kurten Farms, Ltd.

R. Sid Cauthorn
Westex Bancorp

Ronnie L. Craig
Thompson, Derrig & Craig CPAs

F. Scott Dueser
First Financial Bankshares, Inc.

Lynn Elliott
Lometa Petroleum Corporation

Charles A. Ellison
Attorney at Law
President and Founder, The Ellison Law Firm

Bobby Gutierrez
President, Guitierrez Ventures, Inc.

Lawrence B. Hodges Jr.
H&B Copies Inc., Copy Corner

Dr. Eli Jones
Former Dean of Mays Business School
Professor of Marketing
Lowry and Peggy Mays Eminent Scholar

Stephen Lee
South Texas Area Banking Executive

Hank McQuaide
Berkshire Hathaway, Caliber Realty

Ivan M. Olson
Retired President - First Financial Bank
Bryan/College Station Region

William L. Rayburn, M.D.
Chief Medical Officer, Baylor Scott &
White Health College Station

CLEBURNE REGION

Cleburne | Burleson | Alvarado | Midlothian | Waxahachie



Austin Elsner
Chairman, President and CEO

MAIN OFFICE
200 N. Ridgeway Dr.
Cleburne, TX 76033 | 817.202.3156

In 2022, we had many opportunities and the Cleburne Region rose to the occasion, generating positive net income growth and nearly $50 million in loan growth over the previous year.

The future remains bright in the communities we serve. For example, progress was made on Chisolm Summit, the first master-planned community of its kind in Burleson, consisting of 900 acres of residential development along with 28 acres of commercial office/medical development. This would not have taken place without the Chisolm Trail tollway that was built over 10 years ago connecting Fort Worth and Cleburne. Numerous industrial and commercial projects were also completed with cold storage facilities leading the way. The City of Midlothian tells a similar story with 28 commercial and development projects approved and an additional 43 proposed. Perhaps the most telling indication of growth may be found in the Midlothian Independent School District which has seen a 24.1% increase in enrollment since 2017. Our lenders continue to expand our offerings within our communities, presenting realtor groups and potential homebuyers with our ITIN and Affordable Home Mortgage Program options.

Growth will continue to take place in the region and First Financial Bank will be front and center assisting Johnson and Ellis County communities in their continued growth and prosperity.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$784,285	$267,465	$708,881	$11,078	1.74%	49.05%
Dec. 31, 2022	$808,458	$317,372	$724,481	$11,373	1.51%	46.67%

Senior Officers

Austin Elsner
Chairman, President and CEO

Russell Phillips
Executive Vice President
Commercial Lending

Chris Schjetnan
Executive Vice President

Jaye Weishuhn
Senior Vice President
Chief Operations Officer

Alecia Bland
Senior Vice President

Kim Hamilton
Senior Vice President

John Knight
Senior Vice President

John Saenz
Senior Vice President

Stacey Sloan
Senior Vice President

Regional Board of Directors

Austin Elsner
Chairman, President and CEO

Cathy Altman
Attorney
Carrington Coleman, LLP

Ray Beavers
Retired
General Manager and CEO
United Cooperative Services

Ronald D. Butler II
First Financial Bankshares, Inc.

Robert Childress III
Childress Engineers

Mark Hill
Utility Construction Consultant

Tim Lyness
Lyness Construction, LP

Jack Scott
Bell-Scott Insurance Group

George Williams, Jr.
Chicken Express

CONROE REGION

*Conroe | Montgomery | Magnolia | Willis | Tomball | Cut and Shoot
Huntsville | New Waverly | Spring*



Chris Baughman
President and CEO

MAIN OFFICE
1800 W. White Oak Terrace
Conroe, TX 77304 | 936.760.1888

The Conroe Region enjoyed continued success in 2022. Montgomery and Walker Counties remain two of the fastest growing counties in Texas. Our dedicated and professional bankers' focus has been on our communities. Through applying our 21 non-negotiables inside the Bank and through local involvement in various civic and charitable organizations, our entire team helps to enhance life for the citizens we serve.

The Conroe Region's financial condition continues to be strong. The Region now exceeds $1 billion in total assets. Thanks to our reputation in the community, our market share continues to improve year after year. This is evident in our growth of over 1,300 net new accounts and over $100 million in deposit growth. We feel honored that so many of our new customers were referred to us by our many long-term relationships. We intend to stay committed to our customers and communities and are excited about 2023. We want to thank former President and CEO Sam Baker for his years of service to First Financial Bank with his retirement in April of 2022. His continued involvement with our diverse Board of Directors provides us excellent support and guidance for continued future success.

Businesses like American Furniture Warehouse opening a 443,372-square-foot store; VGXI, Inc. opening a 240,000-square-foot headquarters and manufacturing facility and Five Below opening an 858,000-square-foot distribution center will help continue the growth of Montgomery County. Additionally, new schools and subdivisions are planned for 2023.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$933,289	$533,594	$784,815	$16,948	1.91%	49.29%
Dec. 31, 2022	$1,053,764	$601,396	$893,098	$15,910	1.56%	45.75%

Senior Officers

Chris Baughman
President and CEO

Lee Warren
Executive Vice President
Chief Operations Officer

G. Bart Griffith
Executive Vice President
Senior Lender

Guy Barker
Senior Vice President

Bobby Brennan
Senior Vice President
Mortgage Lending

Terry Doak
Senior Vice President

Candy Emmerich
Senior Vice President

Carissa Parker
Senior Vice President

Cody Sundbeck
Senior Vice President

Kyle Whisenhunt
Senior Vice President

Regional Board of Directors

Chris Baughman
President and CEO

Donnie Buckalew
Buckalew Chevrolet

Shelley Dacus
President and CEO
Kingwood Region

Chris deMilliano
Operations Manager
Steely Lumber Company

Candyce F. Dixon
CPA

Dan Dominey
DBD Interests

F. Scott Dueser
First Financial Bankshares, Inc.

Robert C. Ernst Jr.
Owner
Ernst Jewelers

Stephen Lee
South Texas Area
Banking Executive

Curtis Montgomery, M.D.
Physician

Robert Pate
Retired President
First Financial Bank, Huntsville

Johnny Peet Jr., M.D.
Physician

Randy Roan
Commercial Construction

John Sebastian
Conroe Golf Cars

FORT WORTH REGION

In 1917, cowboy poet Arthur Chapman wrote, "Out where the handclasp's a little stronger, Out where the smile dwells a little longer, That's where the West begins." It was over 100 years ago that Amon Carter lobbied the City of Fort Worth to adopt its moniker, "Where the West Begins." In 2022, Fort Worth added another moniker, "Where the Future Begins." The growth in Fort Worth has led to it becoming the fifth-largest city in Texas and 13th-largest city in the United States.

While the corporate relocations get the headlines, Fort Worth remains a market that relies on its local businesses. These small businesses continue to leverage the growing resources to innovate and grow the local entrepreneurial ecosystem. This blend of corporate and local business expansion is the perfect environment for First Financial Bank to shine.

Our bankers spent 2022 forming new relationships across the entire city; we listened to better understand the needs of our community; and we custom built products and programs, including the ITIN and Affordable Home Mortgage programs, to tackle the challenges our communities were facing. I am so proud of our Fort Worth team and their ability to deliver the quality of service our 21 non-negotiables require coupled with growth goals we set together.

Stop by Fort Worth for a handshake that's a little stronger and a smile that lasts a little longer.



Marcus Morris
President and CEO

MAIN OFFICE
1000 Forest Park Blvd.
Fort Worth, TX 76110 | 817.410.4970

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$255,963	$247,161	$134,730	$4,185	4.20%	43.82%
Dec. 31, 2022	$375,577	$398,247	$154,869	$5,025	3.40%	39.25%

Senior Officers

Marcus Morris
President and CEO

Carley Dyck
Executive Vice President
Chief Operations Officer

Matthew Sylvia
Executive Vice President

Hesper Derrick
Senior Vice President

Pamela Terry
Senior Vice President

Craig Zemarkowitz
Senior Vice President

Regional Board of Directors

Vianei Lopez Braun
Chair of the Board
Chief Development Officer
Decker Jones, P.C.

Marcus Morris
President and CEO

Larry Anfin
Past CEO
Coors Distributing of Fort Worth

Smith A. Brownlie III
CPA and Co-Founder
Brownlie & Braden

Ronald D. Butler II
First Financial Bankshares, Inc.

Mary Lee Cruz
Founding Partner
E Source, Inc.

Murray Edwards
Principal, The Edwards Group

Susan Gruppi
M2G Ventures
Owner

Matt Morris
Area President
HUB Fort Worth/Gus Bates Area Insurance

Mitchell J. Moses
Duane Morris LLP

HEREFORD REGION



Jamie Esch
Chairman, President and CEO

MAIN OFFICE
212 E. Third St.
Hereford, TX 79045 | 806.363.8200

Looking back on 2022, we are humbled and thankful for our customers, team members and community for a rewarding year in the Hereford Region. We experienced growth in return on assets and net income throughout the year, despite the current drought conditions in our region. Our dedicated and professional bankers have worked tirelessly to support our agriculture customers with operating lines and deposit products to serve their needs. Through the ITIN and Affordable Home Mortgage programs, we were able to present the dream of homebuying to many families in our community. Our population is predominantly Hispanic and our bank mirrors the community. We are proud that we serve our customers as they want to be banked, whether in English or Spanish, and our corporate customer care center does the same. Hereford Veterinary Clinic partnered with Texas Tech University School of Veterinary Medicine to begin building a large animal educational facility in November. This facility will serve as the major clinical outlet for food-animal instruction to Texas Tech veterinary students. The educational facility will be an 18,000-quare-foot facility located in Deaf Smith County.

Our local impact is evident as our community voted us "Best Bank" in Deaf Smith County! Also in June 2022, longtime banker and Market President, Tim Laws, retired from First Financial Bank. We are grateful for his many years of service and look forward to his continued involvement in the Region and the Hereford community. We are excited to carry this momentum into 2023 by applying our "Customer Service First" culture within our bank and throughout the local community and region.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$210,063	$146,335	$168,351	$3,453	1.46%	43.38%
Dec. 31, 2022	$219,534	$151,794	$174,287	$6,397	3.07%	44.07%

Senior Officers

Jamie Esch
Chairman, President and CEO

Carley Dyck
Executive Vice President
Chief Operations Officer

Robert de la Cruz
Executive Vice President
Senior Lending Officer

Regional Board of Directors

Jamie Esch
Chairman, President and CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

Michael Carlson
Farmer/Rancher, C Bar 2 Cattle

Steve Lewis, D.V.M.
Consulting Veterinarian
Hereford Veterinary Clinic

Mike Mauldin
F. Scott Dueser Chair in Excellence in Banking Director, Associate Professor of Practice, Rawls College of Business
Texas Tech University

Sally Noyce
Human Resources Manager
Panhandle Express, LLC

Jerry Stevens
Owner, Stevens 5-Star
Car and Truck Center

Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.

KINGWOOD REGION

Kingwood | El Campo | Fulshear | Palacios



Shelley Dacus
President and CEO

MAIN OFFICE
24080 Hwy 59 N.
Kingwood, TX 77339 | 281.318.4600

2022 was a tremendous year for the Kingwood Region experiencing double digit growth across our expansive footprint. The success of the Region is driven by the diverse communities we serve covering a 130-mile footprint including El Campo, Fulshear, Palacios and Kingwood. Our loyal customers have continued to refer their friends and family, which is the lifeline of our business.

Our dedicated bankers have continued to be active in our communities and have worked to deepen the impact of their community outreach. Isaias Machuca has hosted numerous realtor events educating our community on the alternative credit products available for our ITIN customers and Affordable Home Loan Programs. These products help open previously closed doors to those with limited or no credit experience. Presentations have been made to the local chambers, rotary clubs and many civic organizations.

Momentum from 2022 carries us into 2023. The energy sector is doing well, non-residential construction remains strong, and another 50,000 residents are expected to move to the Greater Houston area. Population growth lifts the demand for health care and educational services.

Johnson Development has partnered to build a 1,400-acre community in Montgomery County. Fort Bend County has a 235-acres master-planned community starting soon. Construction on a $6 billion eFuels Plant begins in 2023 driving 125 jobs in Matagorda County. West Wharton County & Mid Coast Health System plan to build a new hospital in El Campo.

With the growth and expansion in our local communities, the Kingwood Region is optimistic about the opportunities to serve our customers and communities in 2023.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$602,143	$471,775	$509,596	$12,246	2.13%	40.40%
Dec. 31, 2022	$621,737	$547,389	$519,550	$12,830	1.90%	38.63%

Senior Officers

Shelley Dacus
President and CEO

Jeff Fuechec
Executive Vice President
Market President, El Campo

Lee Warren
Executive Vice President
Chief Operations Officer

James Alexander
Executive Vice President
Senior Lending Officer

Brian Bonner
Executive Vice President
Real Estate Lending

Brandon Zabodyn
Executive Vice President

Jarrod Beard
Senior Vice President
Commercial Lending

Nancy Powell
Senior Vice President

Anita Rod
Senior Vice President

Regional Board of Directors

Shelley Dacus
President and CEO
Kingwood Region

Robert C. Nickles Jr.
Executive Chairman
Alegacy Group, LLC

Chris Baughman
President and CEO
Conroe Region

F. Scott Dueser
First Financial Bankshares, Inc.

Michael Gonzalez
Principal
The Gonzalez Group

Kenny Isbell
President
Apache Oil Company

Stephen Lee
South Texas Area Banking Executive

Angela Leviner
President
The Forest Collection, Inc.

Adam McAlpine
Owner and President
McAlpine Interests

Blake Poutra
SVP Product Manager
Salesforce

Rebekah Shipman
President & CEO
Reservoir Data Systems

SAN ANGELO REGION



Chris Evatt
Chairman, President and CEO

MAIN OFFICE
222 S. Koenigheim
San Angelo, TX 76903 | 325.659.5900

The San Angelo community and First Financial Bank are poised to have significant growth for the foreseeable future. The announcement of two major interstates (I-14 and I-27) intersecting in San Angelo will remove the title of the "largest city without an interstate."

Shannon Medical, which recently announced their membership to the Mayo Clinic Care Network, is currently undergoing a $36 million project in downtown San Angelo that will include new offices, pharmacy, parking garage and a new 51,000-square-foot cancer center.

Goodfellow Air Force Base, responsible for over 24,000 jobs and a $4.7 billion economic impact, received a $5 billion infrastructure upgrade. Angelo State University, home to over 10,000 students, began its commercial aviation program and has already signed an agreement with Southwest Airlines to train pilots to be job ready upon graduation.

The recently completed 180-acre San Angelo Rail Port has already attracted several new businesses and will provide huge benefits to our local agricultural and oil and gas economy.

Finally, several new residential lot developments have come online, which will increase the amount of affordable housing in the San Angelo Community, and we stand ready to finance those homes with our VA and FHA, secondary market, in-house, ITIN and Affordable Home Loan programs.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$1,026,980	$247,637	$908,349	$19,186	1.85%	36.94%
Dec. 31, 2022	$1,116,134	$326,196	$979,710	$16,974	1.54%	35.97%

Senior Officers

Chris Evatt
Chairman, President and CEO

Cindy Robbins
Executive Vice President
Chief Operations Officer

Lindy Jordan
Executive Vice President
Senior Lending Officer

Wes Masters
Senior Vice President

Luke Uherik
Senior Vice President

Regional Board of Directors

Chris Evatt
Chairman, President and CEO

Liz Albert
Attorney
Beesley & Albert, PLLC

Ana Artecona
Vice President and Chief Financial
Officer
The Housley Group

Ronald D. Butler II
First Financial Bankshares, Inc.

Steve Eustis
Commercial Real Estate

Ronnie Hawkins
President, Angelo State University
CEO, Hawkins Group

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Reagon Noble, D.D.S., M.S.
Noble McClintock Orthodontics

Carlos Rodriguez
Attorney
Webb, Stokes and Sparks

Mary Jane Steadman
Attorney, Real Estate Investment
Management

SOUTHEAST TEXAS REGION

*Orange | Vidor | Mauriceville | Newton | Port Arthur
Beaumont | Lumberton*



Stephen Lee
South Texas Area Banking Executive

MAIN OFFICE
912 N. 16th St.
Orange, TX 77630 | 800.300.8904

In 2022, our region reported another outstanding year of earnings highlighted by record loan production and the opening of our newest branch in Lumberton. As we start a new year, we couldn't be more excited about the economic outlook in Southeast Texas and the opportunities to expand our impact in the communities we now serve. In addition to the announcements of more than $45 billion in industrial capital projects over the past two years, in 2022, Chevron announced and broke ground on an $8.5 billion integrated polymers facility in Orange, Texas, creating 500 new full-time jobs and over 4,000 construction jobs with an expected overall economic impact on the region of more than $51 billion. When coupled with prospective projects like the $31 billion coastal levy system, known as the Ike Dike, our region is poised for explosive growth over the next decade and we are thrilled to have the opportunity to provide the critical financial products and services needed to support the impact of that growth on our Southeast Texas residents and businesses.

We anticipate this tremendous period of growth will expand workforce diversity and revitalize many underserved areas within our Southeast Texas communities. Newly designed affordable mortgage products have already created an impact for many deserving families and we are excited to continue these into this new year and positively impact the region's growing workforce and communities. Without question, higher inflation and rising interest rates are presenting evolving challenges to our business, but our vibrant local economy and our incredibly focused and committed staff position us well to grow and thrive once again in 2023.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$944,803	$514,824	$817,408	$19,427	2.14%	41.41%
Dec. 31, 2022	$945,940	$633,436	$802,914	$19,841	2.03%	39.52%

Senior Officers

Stephen Lee
South Texas Area Banking Executive

Joe Love
Executive Vice President
Senior Lending Officer

Will Leonard
Executive Vice President
Market President, Jefferson County

Blaine Caillier
Senior Vice President
Market President, Mid County

TJ Lingle
Senior Vice President
Market President, Hardin County

Kim Dickerson
Senior Vice President
Chief Operations Officer

Cindi LaChance
Senior Vice President
Senior Mortgage Loan Officer

Curt Leger
Senior Vice President

Lani White
Senior Vice President
Senior Consumer Lender

Connie Browning
Senior Vice President

Regional Board of Directors

Stephen Lee
South Texas Area Banking Executive

Ronald D. Butler II
First Financial Bankshares, Inc.

Dr. Ray Callas
Managing Partner
Anesthesia Associates, PLLC

Dr. Snehal Doshi
CEO
Millennium Medical Group

Jim Gilliam
Partner and Chairman,
The HT Group
Owner and CEO, Bates & Co.

Gary Gragg
Retired
First Financial Bankshares, Inc.

Chad Mason
Vice President
Mason Construction

Dayna Simmons
CEO/Broker
Dayna Simmons Real Estate

Kevin Williams
President, Cypress Bayou Industrial
Owner, American Industrial Minerals, Inc.

Jim Wimberley
Owner
Law Offices of Jim Wimberley

SOUTHLAKE REGION

*Southlake | Trophy Club | Keller | Bridgeport | Boyd
Decatur | Grapevine*



Shelby Bruhn
Chairman, President and CEO

MAIN OFFICE
151 W. Southlake Blvd.
Southlake, TX 76092 | 817.410.2915

Through all the changes of 2022, two things remain constant - Northeast Tarrant County and its communities provide stability and growth, and First Financial Bank is committed to being the partner our communities need to grow and prosper.

The Alliance Corridor continues to be the leader in development and job creation in our Region. This year will be no different with the inclusion of H-E-B Alliance, which broke ground in late 2022 and looks to open its doors in 2023. Another addition is Beauty Manufacturing Solutions Corp, which has announced plans to expand into Northeast Tarrant County. The company, a high-tech manufacturer of beauty products that include Naterra, L'Oreal, Johnson & Johnson, Mary Kay, Unilever, Tree Hut, and other brands, plans to invest approximately $150 million in the advanced manufacturing facility across construction, inventory, robotics, processing, and filling technologies. The facility will bring more than 250 highly skilled jobs to the city by December 31, 2025.

The City of Keller is nearing the completion of Phase I of Center Stage Keller. Center Stage Keller is a 38-acre mixed-use project, with Phase I comprising 475 loft-style apartments and 24,000 square feet of commercial space, and a Community Lawn/Music Stage area. Phase II will include 57 Single-Family homes and an additional 36,000 square feet of commercial space.

We have built meaningful relationships within our communities through Commercial and Consumer lending, which reflects why we have been selected as the Best Bank in Tarrant County for nine years in a row. We are utilizing and building momentum through programs such as SBA, ITIN, and Affordable Home Loans. Our communities have been and will continue to be our focus in 2023.

A quick visit to the Stephenville Region and one will easily see that growth remains evident. Total loans and deposits increased sizably in 2022 as our professional bankers strengthened and expanded customer relationships. Tarleton State University (TSU) remains the anchor to this regional economic growth and a strong supplier of the future workforce. The Texas A&M Board of Regents approved construction of a $110 million Convocation and Event Center in the heart of Tarleton's main campus along with a $31 million parking garage that will include retail and dining space on the lower level. TSU's contagious growth is providing additional employment for the area while also offering a valuable educational experience to a growing student population.

Stephenville continues to attract residents desiring a rural lifestyle or an affinity for sports. Fair Grounds and a new rodeo arena have been announced by the City and a new $40 million football/soccer stadium bond has been approved for Stephenville ISD. Retail offerings have surged following the opening of the $26 million Washington Commons, the largest retail development project in the City's history, while Chick-fil-A initiates the opening of The Stables development by adding 100 jobs. Meanwhile, Schreiber Foods is completing a near $50 million expansion that includes a cold storage and distribution center providing 25 additional industry jobs.

Granbury is preparing to capitalize on this regional growth through increasing tourism. The long awaited $32 million airport expansion, with a goal of completion by the end of 2023, includes plans for a new terminal, extended runway, and additional hangars. Just twenty minutes from Granbury, Glen Rose is experiencing residential growth and is home to much of the employee base of Comanche Peak Nuclear Power Plant. With locations in Stephenville, Granbury and Glen Rose, we continue our commitment to offering services and support for our communities.

STEPHENVILLE REGION

Stephenville | Granbury | Glen Rose | Acton



Trent B. Swearengin
Chairman, President and CEO

MAIN OFFICE
2201 W. South Loop
Stephenville, TX 76401 | 254.965.5036

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$983,057	$509,770	$891,491	$16,228	1.91%	44.50%
Dec. 31, 2022	$1,028,601	$588,591	$925,166	$17,068	1.64%	41.06%

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$897,743	$287,457	$781,816	$15,329	1.87%	45.48%
Dec. 31, 2022	$991,755	$374,959	$868,081	$13,671	1.43%	44.39%

Senior Officers

Shelby Bruhn
Chairman, President and CEO

F. Mills Shallene
Market President, Wise County

J. Sean Shope
Market President, Trophy Club

Carley Dyck
Executive Vice President
Chief Operations Officer

Chris Cregger
Senior Vice President

Isbet Najera
Senior Vice President

Travis Parker
Senior Vice President

Tracie Talkington
Senior Vice President

Senior Officers

Trent Swearengin
Chairman, President and CEO

Blayne Baley
Market President, Glen Rose

Bart Rodgers
Market President, Granbury

Vickie Pettit
Executive Vice President
Chief Operations Officer

Trent Tidwell
Executive Vice President

Doug Dobbins
Senior Vice President

Regional Board of Directors

Shelby Bruhn
Chairman, President and CEO

Traci Bernard
President
Texas Health Southlake

Ronald D. Butler II
First Financial Bankshares, Inc.

William Ray Cook, Jr., CPA
Cook, McDonald & Company

J. Bruce Hildebrand, CPA
Retired
First Financial Bankshares, Inc.

Martin W. Schelling
Conifer Real Estate

Stan Stephens
President
Stephens Pneumatics Inc.

Berry White
Attorney
Berry White Law Firm, PLLC

Terry Wilkinson
Wyndham Properties, Ltd.

Regional Board of Directors

Trent Swearengin
Chairman, President and CEO

Keith Brown
Prime Building Components, LLC

Ronald D. Butler II
First Financial Bankshares, Inc.

Walter Hardin III
Real Estate Investments

Wendell Hollingsworth
Industry and Economic
Development

West Jones
Ranching and Investments

Doug Montgomery
Texstar Kubota, Inc.

Ron Pack
Ranching and Investments

WEATHERFORD REGION
Weatherford | Aledo | Willow Park | Brock | Mineral Wells



Justin B. Hooper
Chairman, President and CEO

MAIN OFFICE
101 College Park Dr.
Weatherford, TX 76086 | 817.598.2600

We continue to be amazed by the growth that we experienced in 2022 in our area. Everywhere you turned there were new homes being constructed, new businesses opening doors and plenty of new faces in the grocery stores or local restaurants. Our Parker and Palo Pinto County teams have worked hard to ensure that those moving to this area bank with us and find a sense of community as well as realize that it is a special place to live and work. Our local schools (both public and private) are seeing this play out as student populations are growing at a rapid pace. The evidence of this growth can be seen with the presence of the new Annetta Elementary school in Aledo and the new Ludwig Family Athletic Complex at Trinity Christian Academy. Weatherford College also just completed its new Workforce and Emerging Technologies Building and has broken ground on the new Vickie and Jerry Durant Residence Hall. Our local businesses have also benefited from the influx of new people into this area. Whether that is a local construction firm, restaurant or retail establishment, it is clear that 2022 provided many opportunities for growth and success. We have also seen this with the addition of new venues that provide the opportunity to relax and unwind, which is certainly evident if you visit downtown Mineral Wells and happen upon the newly renovated Crazy Water Hotel.

As we head into 2023, our team is available and stands ready to assist those who also want to call Parker and Palo Pinto Counties home. Our diverse product mix including construction loans, mortgage loans (including affordable home mortgages and ITIN programs) will allow us to partner with many in our community to help them realize their dream of home ownership. Additionally, our commercial products will help our friends and neighbors grow and expand their businesses. All of this will ensure that First Financial Bank will play a part in making sure that Parker and Palo Pinto Counties continue to grow and thrive.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2021	$1,283,427	$440,689	$1,102,735	$21,266	1.81%	43.31%
Dec. 31, 2022	$1,351,417	$525,307	$1,158,883	$22,234	1.65%	40.45%

Senior Officers

Justin B. Hooper
Chairman, President and CEO

Carley Dyck
Executive Vice President
Chief Operations Officer

Amber Allen
Executive Vice President

Paul Bruns
Senior Vice President

Cody Cloud
Senior Vice President

Tim Corzine
Senior Vice President

Lori Hill
Senior Vice President

Jimmie Sue Lawson
Senior Vice President

Regional Board of Directors

Justin B. Hooper
Chairman, President and CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

Adam L. Feriend
Owner and COO
JRJ Construction, Inc.

George Gault
Attorney

J. Bruce Hildebrand
Retired
First Financial Bankshares, Inc.

Kevin R. Lackey
CEO
Freedom Power Sports
Therapeutic Optometrist

Stephen E. Milliken
Former President
C.D. Hartnett Company/
McLane Express, Inc.

Mike White, O.D.
Retired
Therapeutic Optometrist

FIRST FINANCIAL MORTGAGE

Following two years of historic origination activity, we saw a significant reduction in refinance opportunities because of the rapid increase in mortgage rates. Despite the higher interest rates, there is still a lack of housing in Texas, and with more than 450,000 residents moving to Texas on an annual basis, we will have plenty of opportunities to make more mortgage loans. Last year, our team of mortgage professionals assisted 1,958 individuals and families with their home financing needs totaling $624.0 million in total originations. We are proud of the collective efforts of our mortgage lenders and their dedication to helping customers meet their home ownership goals in 2022.

First Financial Mortgage meets all real estate financing needs of our valued customers by offering a full menu of loan products, including FHA, VA, and Individual Tax Identification Number (ITIN) and Affordable Home Mortgage programs. Homeownership continues to be a key piece of the American Dream and we have a dedicated team of mortgage professionals to assist you with the purchase of your dream home.

Looking forward, First Financial Mortgage is well-positioned in some of the fastest growing communities in the state. The Texas economy continues to outperform - and remains the envy of the rest of the country!

Senior Officers







Troy Fore
President

Ryan Craig
Executive Vice President
Addison

Kami Graves
Executive Vice President
Southlake

Tammie Harding
Executive Vice President
Fort Worth

Janet O'Dell
Executive Vice President
Abilene






Bobby Brennan
Senior Vice President
Conroe

Irene Green
Senior Vice President
Austin

Cindi LaChance
Senior Vice President
Southeast Texas

Wes Masters
Senior Vice President
San Angelo

FIRST FINANCIAL MORTGAGE
A DIVISION OF FIRST FINANCIAL BANK

FIRST TECHNOLOGY SERVICES, INC.

Senior Officers



John Ruzicka
Chairman,
President and CEO



Isabel Montoya
Executive Vice President
Deposit Operations



Cynthia Suarez
Executive Vice President
Chief Information Security Officer



Maggie Tuschinski
Executive Vice President
Chief Digital Officer



David Weems
Senior Vice President
Chief Operations Officer



Larry Williams
Senior Vice President
Technical Architecture



Michael Greenhaw
Senior Vice President
Senior System Analyst



Tony Vargas
Senior Vice President
Project Management



Sammy Scott
Vice President
End-User Support Manager



Laurinda Thomas
Vice President
Debit Card and
Loss Prevention Supervisor



Brad Walker
Vice President
Help Desk and Network Support

Directors

John Ruzicka
Chairman, President and CEO
First Technology Services, Inc.
Executive Vice President and CIO
First Financial Bankshares, Inc.

April Anthony
CEO, VitalCaring Group
Managing Partner
Anthony Family Investment Partners, LTD.

Ronald D. Butler II
Executive Vice President
Chief Administrative Officer
First Financial Bankshares, Inc.
Chairman and CEO
First Financial Bank, Abilene Region

F. Scott Dueser
Chairman of the Board,
President and CEO
First Financial Bankshares, Inc.

Carley Dyck
Executive Vice President
Chief Operations Officer
First Financial Bank, Fort Worth Region
First Financial Bank, Hereford Region
First Financial Bank, Southlake Region
First Financial Bank, Weatherford Region

Ronnie Hawkins
President, Angelo State University
CEO, Hawkins Group

Michelle S. Hickox
Executive Vice President
Chief Financial Officer
First Financial Bankshares, Inc.

Monica Houston
Executive Vice President
Retail Banking and Training
First Financial Bank

Matthew Melbourne
Executive Vice President
First Financial Trust &
Asset Management Company

Blake Poutra
SVP Product Manager
Salesforce

Andrea Smiddy-Schlagel
Executive Vice President
Treasury Management
First Financial Bank

Trent B. Swearengin
Chairman, President and CEO
First Financial Bank, Stephenville Region

Clay Trumble
Senior Vice President
Credit Administration
First Financial Bank

Lee Warren
Executive Vice President
Chief Operations Officer
First Financial Bank, Conroe Region
First Financial Bank, Kingwood Region



FIRST TECHNOLOGY SERVICES

LINE OF BUSINESS EXECUTIVES

Under the guidance of ***Maggie Tuschinski***, the bank launched new digital products and features with the aim of enhancing the user experience and improving the functionality of Online and Mobile Banking. With intentional focus on specific areas of importance to customers, like financial wellness and security, SavvyMoney and cPFM were launched through the mobile app and online banking, providing users with powerful tools to closely monitor their financial health. Treasury Management (TM), led by ***Andrea Smiddy-Schlagel***, had three main areas of focus in 2022. TM developed a document prep-to-storage solution for the sales team, helping to get customer requests cycled faster, and added solutions to expedite different customer touchpoints, including electronic statement delivery and prefunded options. TM also began offering non-traditional banking services in Business Online Banking through partnerships with electronic invoicing and payroll vendors. ***Monica Houston*** and the retail team stopped over $12.7 million in fraud last year, which is attributed to extensive training provided to frontline employees. FFIN Training welcomed 515 new employees in New Employee Orientation and provided more than 115 in-person training sessions. Retail also opened 10,529 net new accounts. ***Frank Gioia*** led the team in the Customer Care Center through an enhancement of the automated voice system to improve speed and accuracy in delivering customers to the individual most skilled to address their needs. Construction and renovations continued in 2022 under ***Gary Milliorn's*** supervision. The Bank completed the Willow Park expansion, remodel of Fort Worth's second floor, and Addison Mortgage office, while opening a newly-constructed location in Lumberton. Earlier this year, completed construction included the new location in Huntsville and building in Bryan/College Station. ***Josh Brown*** and his team in Human Resources continued their focus on monitoring the ever-changing labor market. The department analyzed and identified opportunities to improve offerings of supplemental coverages with focus on well-being programs, which focus on physical, mental and financial health. They also created more visibility around opportunities for military veterans within the Company by creating a military-specific website and enhancing its recruitment program for veterans. ***Mike Parker*** joined the Bank in January 2023. He leads a compliance team of trusted advisors to the Bank's lines of business, assisting with interpretations of federal banking regulations and managing compliance risk to keep the Bank operating safely and soundly. ***Mike Wolverton*** led the Bank's launch of a new home loan option, the Individual Tax Identification Number program, and updated Affordable Home Mortgage program, both focused at enhancing home ownership opportunities for individuals without a social security number and lower-income families. ***Chris Cook*** and the marketing team refocused advertising efforts to digital platforms to better target consumers in a more cost-efficient space. The team launched the Women in Banking series, highlighting women leaders across the bank, and increased video content across social channels, resulting in dramatic growth in audience reach. Under the leadership of ***Brandon Harris***, the Appraisal Department shifted from managing unprecedented appraisal volumes to expanding relationships with appraisal vendors. With the demand for appraisals declining as the markets adjusted to higher interest rates, it created opportunities to establish relationships with new appraisal vendors.

Line of Business Executives



Chris Cook
Executive Vice President
Advertising and Marketing



Monica Houston
Executive Vice President
Retail Banking and Training



Andrea Smiddy-Schlagel
Executive Vice President
Treasury Management



Mike Parker
Executive Vice President
Chief Compliance Officer



Michael Wolverton
Executive Vice President
Consumer Lending



Josh Brown
Senior Vice President
Human Resources



Frank Gioia
Senior Vice President
Customer Care Center



Brandon Harris
Senior Vice President
Appraisal Services



Gary Milliorn
Vice President
Property Manager

FIRST FINANCIAL TRUST & ASSET MANAGEMENT COMPANY



First Financial Trust & Asset Management Company delivered excellent results in 2022. Total assets under management at year-end had a book value of $6.93 billion, a 17.8 percent increase from $5.88 billion at the end of 2021. The market value of the assets totaled $8.75 billion, a gain of .6 percent from $8.70 billion. For the year, total fee income increased 10.7 percent to $40.0 million from $36.1 million in 2021, and net earnings after tax increased 17.7 percent to $20.86 million from $17.7 million.

Rising interest rates created a challenge for both the stock and bond markets, resulting in negative returns for the year. Our Equity Income portfolio, however, was down only 5.97%, outperforming the S & P 500 by over 1,200 basis points.

Our mineral management contributed significantly to our revenue growth in 2022. For the year, our revenue from our oil and gas management totaled $7.23 million. This was $2.77 million more than 2021 and $2.56 million more than 2018, which was our best year-to-date.

We continue to have good growth in our newest markets in Houston, San Antonio and Bryan/College Station. Our Houston office now has assets under management exceeding $150 million, with San Antonio and Bryan/College Station at $78 million and $112 million, respectively. Our pipelines continue to look very promising for excellent growth in these markets going forward.

We were pleased to add Susie Stalcup to our Board of Directors. Susie's career has been centered in higher education philanthropy, most recently serving as Vice Chancellor for Development and Alumni Relations at Vanderbilt University for 11 years, before retiring in 2020. Susie will be a valuable addition to our board.

Kirk W. Thaxton
Chairman, President and CEO
First Financial Trust

Trust Assets - Book Value (in millions)


Year	Value
2018	$4,294
2019	$4,856
2020	$5,398
2021	$5,880
2022	$6,927

Trust Net Income (in thousands)


2018	$13.532
2019	$13.892
2020	$14,471
2021	$17.723
2022	$20.857

Trust Fees (in millions)


2018	$28.18
2019	$28.40
2020	$29.53
2021	$36.15
2022	$40.00



Trust Office Managers







Konrad S. Halbert
Executive Vice President
Fort Worth

Lon Biebighauser
Executive Vice President
Abilene

David Castleberry
Executive Vice President
Stephenville

Wayne Chowning
Executive Vice President
Sweetwater

Bradley D. Brown
Senior Vice President
Southeast Texas






Brent S. Miller
Senior Vice President
Kingwood

Zach Reyes
Senior Vice President
San Angelo

Michael Sierra
Senior Vice President
San Antonio

Jeff Wind
Senior Vice President
Bryan/College Station

Senior Officers

Christopher N. Montoya
Executive Vice President
Manager, Equities

Bill Rowe
Executive Vice President
Manager, Fixed Income

Matthew Melbourne
Executive Vice President
Chief Operations Officer

Josh Brown, CPL
Senior Vice President
Manager, Oil and Gas

Justin Bryan
Senior Vice President

Brent Hill
Senior Vice President

Aubrey Gideon
Senior Vice President

Thad Jennings
Senior Vice President

Athena Marean
Senior Vice President

Trent Martin
Senior Vice President

Edward J. McGowan, Jr.
Senior Vice President

Belinda Roensch
Senior Vice President

Jim Weaver
Senior Vice President

Directors

Kirk W. Thaxton
Chairman, President and CEO
First Financial Trust

Katie Alford
President and CEO
Abilene Community Foundation

David L. Copeland
President
Shelton Family Foundation

F. Scott Dueser
Chairman of the Board,
President and CEO
First Financial Bankshares, Inc.

Jay Lawrence
President
MAL Enterprises, Inc.

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Watt Matthews
Vice President
Leggett Foundation and Kickapoo
Springs Foundation

Mark K. Rich
Director of Investments
Kimbell Art Foundation

Susie S. Stalcup
Partner
Elm Creek Ranch CR106, LLC

Advisory Director

John L. Beckham
Attorney, Beckham Rector and Eargle LLP



FIRST FINANCIAL TRUST
YOUR FUTURE FIRST

FIRST FINANCIAL BANKSHARES CORPORATE INFORMATION

Officers



F. Scott Dueser
Chairman of the Board, President and CEO



Ronald D. Butler II
Executive Vice President
Chief Administrative Officer



Michelle S. Hickox
Executive Vice President
Chief Financial Officer



David Bailey
Executive Vice President
Commercial Banking



Kirk W. Thaxton
Chairman, President and CEO
First Financial Trust



Stephen Lee
South Texas Area
Banking Executive



Luke Longhofer
Executive Vice President
Chief Lending Officer



Kyle McVey, CPA
Executive Vice President
Chief Accounting Officer



Randy Roewe
Executive Vice President
Chief Risk Officer



John Ruzicka
Executive Vice President
Chief Information Officer



Rett Everett
Executive Vice President
Credit Administration



Marna Yerigan
Executive Vice President
Credit Administration

Corporate Information

ANNUAL MEETING
Tuesday, April 25, 2023
Abilene Convention Center
1100 N. Sixth St.
Abilene, TX 79601
10:30 a.m., or via livestream at
ffin.com/live-events

FOR FINANCIAL AND INVESTOR INFORMATION:
Michelle S. Hickox
Executive Vice President
Chief Financial Officer
325.627.7361

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004

ADDRESS SHAREHOLDER INQUIRIES TO:
Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004

TRANSFER AGENT
Continental Stock Transfer & Trust Company
212.509.4000
www.continentalstock.com

CORPORATE OFFICE
400 Pine St. | Suite 310
Abilene, TX 79601
325.627.7038

CORPORATE MAILING ADDRESS
P.O. Box 701
Abilene, TX 79604

INDEPENDENT PUBLIC AUDITORS
Ernst & Young LLP
Dallas, TX

NASDAQ: FFIN
www.ffin.com

FIRST FINANCIAL BANKSHARES & FIRST FINANCIAL BANK BOARD OF DIRECTORS

Directors



F. Scott Dueser
Chairman of the Board, President and CEO, First Financial Bankshares, Inc.
Year: 1991
Committee: 1



April Anthony
CEO, VitalCaring Group, Managing Partner
Anthony Family Investment Partners, LTD.
Year: 2015, Committee: 2



Vianei Lopez Braun
Chief Development Officer
Decker Jones, P.C.
Year: 2020
Committee: 3,5



David L. Copeland, CPA
President, SIPCO, Inc. and Shelton Family Foundation
Year: 1998
Committee: 1,2,4,5



Mike Denny
President
Batjer and Associates
Year: 2019
Committee: 2,6



Murray Edwards
Principal
The Edwards Group
Year: 2006
Committee: 1,4,5,6



Dr. Eli Jones
Former Dean of Mays Business School, Professor of Marketing, Lowry and Peggy Mays Eminent Scholar
Year: 2022
Committee: 3



Tim Lancaster
Former President and CEO
Hendrick Health System
Year: 2013
Committee: 1,2,3,4,6



Kade Matthews
Ranching
Investments
Year: 1998
Committee: 3,5



Robert C. Nickles, Jr.
Executive Chairman
Alegacy Group, LLC
Year: 2019
Committee: 1,4,5



Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.
Year: 2003
Committee: 1,3,4

COMMITTEE CHAIRS:

1. **Executive Committee:** F. Scott Dueser, Chairman
2. **Audit Committee:** David L. Copeland, Chairman
3. **Compensation Committee:** Tim Lancaster, Chairman
4. **Nominating/Corporate Governance Committee:** Murray Edwards, Chairman
5. **Risk Committee:** Robert C. Nickles, Jr., Chairman
6. **Bank Directors' Loan Committee:** Murray Edwards, Chairman

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "believes," "expect," "plan," "anticipate," "target," "forecast" and "goal". Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies: the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans, fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing or saving habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents and Filings" on the Company's website or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Note: Market share data is calculated from June 30, 2022, deposit information compiled by the Federal Deposit Insurance Corporation.

FIRST FINANCIAL BANK

NUMBER 2 IN THE NATION



Forbes 2023

AMERICA'S BEST BANKS

FIRST FINANCIAL BANKSHARES, INC.™

400 Pine St., Abilene, TX 79601 | 325.627.7038 | ffin.com